September 30, 2015

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	GameStop Corp.
Form 10-K for Fiscal Year Ended January 31, 2015
Filed March 30, 2015
Commission File No. 001-32637

Dear Ms. Thompson:
Consistent with the telephone conversation between Ms. Sondra Snyder, Staff Accountant, and myself on September 30, 2015, this letter will confirm that Ms. Snyder agreed to extend the time for GameStop Corp. (the “Company”) to respond to the comment letter, dated September 28, 2015 regarding the above-referenced filing, until October 27, 2015. The additional time is needed to allow for the appropriate amount of time and resources to consider the staff’s comments and to accommodate the travel schedules of several of the executives who will be involved in submitting our response. Accordingly, the Company will respond on or before such revised due date.
If you have any questions or comments, please call me at (817) 424-2130.
Very truly yours,

/s/ TROY W. CRAWFORD
Troy W. Crawford
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)
GameStop Corp.

CC: Ms. Sondra Snyder
Mr. Anthony Watson